

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 13, 2015

Mr. Dennis Leatherby
Chief Financial Officer
Tyson Foods Inc.
2200 Don Tyson Parkway
Springdale, Arkansas 72762-6999

>   **Re: Tyson Foods Inc.**
>   **Form 10-K for the year ended September 27, 2014**
>   **Filed November 17, 2014**
>   **File No. 001-14704**

Dear Mr. Leatherby:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the year ended September 27, 2014

Note 3. Acquisitions and Dispositions, page 52

1. We note that in 2014 you allocated $4,062 of the purchase price of the Hillshire acquisition to the indefinite lived intangible "brands and trademarks." Please explain to us how you determined the fair value of this intangible asset including the nature of the assumptions used in your analysis. Also, please tell us why you believe that the asset has an indefinite life under the guidance in ASC 350-30-35.

Note 9. Income Taxes, page 62

2. Please revise to disclose the amount of net income before provision for income taxes attributable to both domestic and foreign sources. See guidance in Rule 4-08(h) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of

1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned at (202) 551-3379 with any other questions.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief